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CRUISE SHIP CONVERTED TO FLOATING CARBON CAPTURE RESEARCH LAB

Posted on 05/29/2025



Ocean wildlife restoration company Positive Polar has ventured into combining cruise ship travel with marine carbon dioxide removal (mCDR) research, converting a cruise vessel into a floating research lab.

The company's flagship vessel, called the *Polar Angel*, is a premium cruise ship that also serves as an ocean restoration hub and biotechnology laboratory.

Equipped with cutting-edge scientific facilities and a research lab, the ship also features interactive areas where cruise guests can participate in ongoing work as citizen scientists. Through this innovative creation, Positive Polar offers them a chance to experience scenic vistas while observing, participating in, and funding ocean biotechnologies onboard.

Inspired by the ocean's "biological carbon pump," Positive Polar has developed an environmental solution that mimics the positive environmental impact of whales.

As a marine species, whales play a vital role in supporting the continuous carbon processing cycle in oceans. By circulating nutrients in the ocean water, these giant mammals enable a feedstock for phytoplankton, the microscopic organisms that produce oxygen, keep the ocean water less acidic, and boost its CO_2 intake capacity.

Positive Polar intends to use the revenue generated through its innovative cruises to channel funding towards proprietary technologies that help transform ship waste into tools that build up the ocean's health.

The company will be able to host 200 guests onboard each cruise ship, expecting to have 5,000 passengers per ship annually. Through its novel cruise ship travel approach, Positive Polar is providing customers with a guilt-free sea travel experience that is focused on contributing towards a healthier climate.

Looking ahead, the company plans to scale its environmental impact by licensing its technology, hoping to generate hefty financial gains for its investors and power reinvestments into ocean restoration.

Recently, the company launched its first equity crowdfunding campaign, where interested parties can choose to support its solution and gain a part of the cruise line in exchange.

tagged with featured, marine carbon dioxide removal, ocean restoration, Polar Angel, Positive Polar, research vessel, whale research

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